FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Essential Information that the Chilean Tax Revenue Service (“Servicio de Impuestos Internos”) issued to the already dissolved subsidiary of Banco de Chile, Banchile Securitizadora S.A., the business termination tax certificate.

Santiago, December 16, 2022.

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulation for Banks and Financial Institutions issued by the Financial Market Commission, I inform you as Essential Information that on December 15, 2022, the Chilean Tax Revenue Service (“Servicio de Impuestos Internos”) issued to the subsidiary of Banco de Chile, Banchile Securitizadora S.A., Taxpayer number 96.932.010-K, entity that is legally dissolved, the business termination tax certificate (“certificado de término de giro”).

Sincerely,

Rolando Arias Sánchez

Deputy Chief Executive Officer

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

Banco de Chile

/s/ Rolando Arias Sánchez
By:	Rolando Arias Sánchez
Deputy Chief Executive Officer